February 24, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Ibolya Ignat
Phone:	(202) 551-3656
Fax:	(202) 772-9217

Re:	SeraCare Life Sciences, Inc. Form 10-K for the Year Ended September 30, 2008 Filed on December 8, 2008 File Number 001-34105
Ladies and Gentlemen:
We are writing in response to comments contained in the letter to Gregory A. Gould of SeraCare Life Sciences, Inc. (“we”, “us” or the “Company”) dated February 11, 2009 from Jim B. Rosenberg, Senior Assistant Chief Accountant of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Staff review of the disclosure in our Form 10-K for the Year Ended September 30, 2008 (the “2008 Form 10-K”).
The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, we have responded to the Staff’s comments by proposing to include the disclosure in our Form 10-K for our fiscal year ending September 30, 2009, which we anticipate filing by December 29, 2009. Page numbers referred to in the comments and responses reference the applicable pages of the 2008 Form 10-K.
We respond as follows:
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies and Estimates, page 34
Revenue Recognition, page 34

1.	Please include disclosure related to estimates of items that reduce gross revenue such as reserves for returns and allowances as follows:
•	Disclose the nature and amount of each accrual at the balance sheet date

•	Disclose the factors that you consider in estimating each accrual

•	Disclose the major terms of material arrangements/agreements

•	Disclose a roll forward of the liability for each estimate for each period presented showing the following:
o	Beginning balance,

o	Current provision related to sales made in current period,

o	Current provision related to sales made in prior periods,

o	Actual returns or credits in current period related to sales made in current period,

o	Actual returns or credits in current period related to sales made in prior periods, and

o	Ending balance.
Response: We currently record an allowance for sales returns. There are no other items that reduce gross revenues. We propose to revise our disclosure as appears below in our Form 10-K for the year ending September 30, 2009 which we anticipate filing by December 29, 2009. We have also attached an exhibit to show the proposed changes as compared to our current disclosure. Given that the amount of sales returns is not material to our financial statements, we do not believe that a roll forward of the account will benefit users of the financial statements and we have not included it in the revised disclosure.

Revenue Recognition. Revenue from the sale of products is recognized when we meet all of the criteria specified in Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). These criteria include:
•	evidence of an arrangement exists;

•	delivery or performance has occurred;

•	prices are fixed or determinable; and

•	collection of the resulting receivable is reasonably assured.
Signed customer purchase orders or sales agreements evidence our sales arrangements. These purchase orders and sales agreements specify both selling prices and quantities, which are the basis for recording sales revenue. Trade terms for the majority of our sales contracts indicate that title and risk of loss pass from us to our customers when we ship products from our facilities, which is when revenue is recognized. Revenue is deferred until the appropriate time in situations where trade terms indicate that title and risk of loss pass from us to the customers at a later stage in the shipment process. We maintain allowances for doubtful accounts for estimated losses resulting from our customers’ inability to make required payments. Revenue from service arrangements is recognized when the services are provided as long as all other criteria of SAB 104 are met.

The Company will accept the return of goods, if prior to returning the goods, the purchaser contacts the Company and requests a return authorization and we approve this authorization based upon the customer clearly stating the reason for the return. The Company maintains an allowance for sales returns and records a decrease to revenue when it has specific knowledge of a customer complaint. The allowance for sales returns was $x.x million as of September 30, 2009 and was $0.1 million as of September 30, 2008.
Inventory Valuation, page 34
2.	Your disclosure should provide investors with a better understanding of the uncertainties in applying this accounting estimate and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please discuss and quantify the uncertainties in applying your critical accounting estimate, the related methods and key assumptions underlying the estimate and the effect that reasonably likely changes in the key assumptions underlying the estimate may have on your financial position and results of operations.

Response: We propose to revise our disclosure as appears below in our Form 10-K for the year ending September 30, 2009 which we anticipate filing by December 29, 2009. We have also attached an exhibit to show the proposed changes as compared to our current disclosure.

Inventory valuation. Inventory consists primarily of human blood plasma and products derived from human blood plasma. Inventory is carried at specifically identified cost and assessed periodically to ensure it is valued at the lower of cost or market. Our ability to manage our inventories properly is an important factor in our operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales. Conversely, excess inventories can result in lower gross margins due to excessive reserves for obsolete products. Our products require incorporation of a wide range of materials which we typically buy in bulk prior to receiving customer orders for the full amount. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in inventory. This approach tends to increase the risk of obsolescence for products we hold in inventory.

A provision has been made to reduce excess and not readily marketable inventories to their estimated net realizable value. We provide a reserve based upon factors related to age, historical scrap rates, usability and fair market value. The Company’s recorded inventory reserve was $x.x million and $3.5 million as of September 30, 2009 and 2008, respectively. Should it be determined that the reserve is insufficient, we would be required to record additional inventory write-downs, which would have a negative impact on gross profit margin.
The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would appreciate receiving any additional comments on the 2008 Form 10-K, or receiving advice that there are no further comments on the 2008 Form 10-K, as soon as possible.
Very truly yours,
/s/ Gregory A. Gould
Gregory A. Gould
Chief Financial Officer

Exhibit — Changes to Disclosure
Revenue Recognition. Revenue from the sale of products is recognized when we meet all of the criteria specified in Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). These criteria include:
•	evidence of an arrangement exists;

•	delivery or performance has occurred;

•	prices are fixed or determinable; and

•	collection of the resulting receivable is reasonably assured.
Signed customer purchase orders or sales agreements evidence our sales arrangements. These purchase orders and sales agreements specify both selling prices and quantities, which are the basis for recording sales revenue. Trade terms for the majority of our sales contracts indicate that title and risk of loss pass from us to our customers when we ship products from our facilities, which is when revenue is recognized. Revenue is deferred until the appropriate time in situations where trade terms indicate that title and risk of loss pass from us to the customers at a later stage in the shipment process. We maintain allowances for doubtful accounts for estimated losses resulting from our customers’ inability to make required payments. Revenue from service arrangements is recognized when the services are provided as long as all other criteria of SAB 104 are met.
The Company will accept the return of goods, if prior to returning the goods, the purchaser contacts the Company and requests a return authorization and we approve this authorization based upon the customer clearly stating the reason for the return. The Company maintains an allowance for sales returns and records a decrease to revenue when it has specific knowledge of a customer complaint. The allowance for sales returns was $x.x million as of September 30, 2009 and was $0.1 million as of September 30, 2008.
Inventory valuation. Inventory consists primarily of human blood plasma and products derived from human blood plasma. Inventory is carried at specifically identified cost and assessed periodically to ensure it is valued at the lower of cost or market. ~~We review inventory periodically for impairment based upon factors related to usability, age and fair market value and provide a reserve where necessary to ensure the inventory is appropriately valued.~~ Our ability to manage our inventories properly is an important factor in our operations. Inventory shortages can adversely affect the timing of shipments to customers and diminish sales. Conversely, excess inventories can result in lower gross margins due to excessive reserves for obsolete products. Our products require incorporation of a wide range of materials which we typically buy in bulk prior to receiving customer orders for the full amount. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in inventory. This approach tends to increase the risk of obsolescence for products we hold in inventory.
A provision has been made to reduce excess and not readily marketable inventories to their estimated net realizable value. We provide a reserve based upon factors related to age, historical scrap rates, usability and fair market value. The Company’s recorded inventory reserve was $x.x million and $3.5 million as of September 30, 2009 and 2008, respectively. Should it be determined that the reserve is insufficient, we would be required to record additional inventory write-downs, which would have a negative impact on gross profit margin.